Campaign Screenshots
(From bottom up)

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the private label vitamin team @Clorox, and Target tasked us with launching 34 new products in 12 months. The standard lead time for just 1 custom product is 16 months in supplements, so yeah, this was easy for sure! Fast forward 12 months, and we pulled it off through collaboration and innovation around the whole process. Honestly, the secret was knowing (and figuring out) who was in charge of what, challenging them to figure out ways to speed the process, and respecting/treating them like humans.

Why should people invest in your company?

If you believe that consumer goods (or specifically supplement brands) can be doing more. More to help people live more sustainably. More to address the real effects of climate change. More to make supplements easier to understand. More to make supplements cleaner, and effective. More to create a work culture that people can get excited about. And of course, more to make money by doing good every day.

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why I chose the mission to help people + planet get healthier, and we center all our culture and goals around that mission. I honestly can't wait to get to work every day!

What has been your favorite part about building your company?

I was never built to do just one task or roll for a long period of time. I love jumping from task to task, then going back up to 35,000 feet to think about strategy, then getting my hands dirty with our product, then doing whatever else is needed. All of that is super fun to me, and I find myself literally learning something new every day. The whole experience is really humbling, as you realize more and more each day, that there is so much you don't know, and so much to learn from those around you.

What has been your biggest obstacle so far?

It was 2018 and I had just been awarded this huge contract with Target. At the time, I lead the private label vitamin team @Clorox, and Target tasked us with launching 34 new products in 12 months. The standard lead time for just 1 custom product is 16 months in

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Fast forward 12 months, and we pulled it off through collaboration and innovation around

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A Multivitamin that Helps the Planet

Root'd

Meet Adams Chimera, the founder of Root'd

What inspired you to create your company?

Owning my own business is something I've just always wanted to do (well, that, and be a pilot. I'm a plane super nerd!). I watched so many companies put a pure focus on profit without soul, and thought I could do something super cool if I could create a business and product

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ultimate forms of fulfillment (aka happiness) if

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Root'd



$10M
$5M
$0k
2021
2022
2023
2024
2025
Revenue
Expenses

Share this Opportunity

Root'd is offering equity-based securities under Regulation CF ("Reg CF") through Miventure, Inc. ("Funding Portal"). Furthermore, this campaign contains offering materials prepared by Root'd without the assistance of the Funding Portal. The campaign may contain forward-looking statements and information relating to the company, its business plan, and its industry. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C and the Investor Agreement, found in the Offering Documents, for a complete description of its business, offering information, and risks. Remember, that investing private businesses is high risk. Do not invest if you cannot afford to lose your whole investment.

See the Educational Materials and the FAQ to learn more about crowdfunding on Miventure.

INVEST $25 OR MORE

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Root'd

Our two critical points of difference are 1) Way more than just hydration with essential vitamins/minerals, probiotics, plus superfoods, 2) sugar-free.

Financial History

- Total cash on hand: $107,876
- Total revenue to date: $182,220
- Total existing debt amount: $23,472
- Total founder(s) contribution: $360,941
- Total outside investors contribution $50,000

Financial Projections

We expect to have 150,000 active customers by 2025!



$25M
$15M

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Root'd

The best part? Root'd isn't just easier, it's WAY better too! While traditional "multi's" only give you a select few nutrients, Root'd BOOSTS your daily routine by infusing the essential nutrients our bodies need every day, with digestive probiotics, energizing organic superfoods, PLUS hydrating electrolytes into one ahhhmazing drink mix!

Competitors

While we are the first powder multivitamin formulated for Men/Women, we have several notable competitors in the Multivitamin and Hydration Sets. The chart in our pitch deck will illustrate this well, but let's start with Multivitamins. We compete against premium "natural" multivitamins. Brands like Garden of Life, Rainbow Light (my alma mater), New Chapter, Smarty Pants, etc. Our two critical points of difference are 1) powder form 2) a true MULTI with more than just vitamins and minerals – Electrolytes, superfoods, and probiotics. Turning to hydration, our main

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Root'd

Business Plan

Learn more about the startup below or ask the startup owner(s) any questions.

Ask a question

How We Make Money

Root'd sells in traditional Brick and mortar retailers, through distributors such as KeHE or Threshold, and online though it's own shopify site, amazon, and others. Root'ds average gross margin selling to these retailers is 55%.

Market

With 47% of consumers suffering from pill swallowing challenges, and a further 70% looking to reduce the amount of sugar in their diets, Root'd gives women, men, and prenatal mom's to be a long-overdue third option to our pill and sugar gummy dominated supplement routine!

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The best part? Root'd isn't just easier, it's WAY

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- Startup News
- Investment Risks
- Offering Documents

Share this Opportunity

Root'd is offering equity-based securities under Regulation CF ("Reg CF") through Miventure, Inc. ("Funding Portal"). Furthermore, this campaign contains offering materials prepared by Root'd without the assistance of the Funding Portal. The campaign may contain forward-looking statements and information relating to the company, its business plan, and its industry. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C and the Investor Agreement, found in the Offering Documents, for a complete description of its business, offering information, and risks. Remember, that investing private businesses is high risk. Do not invest if you cannot afford to lose your whole investment.

See the Educational Materials and the FAQ to learn more about crowdfunding on Miventure.

INVEST $25 OR MORE

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Discount:	80%
Investment Type:	Crowd SAFE
Offering Type:	Reg CF

- View Business Plan
- Ask the Startup
- Startup News
- Investment Risks
- Offering Documents

Share this Opportunity

Root'd is offering equity-based securities under Regulation CF ("Reg CF") through Miventure, Inc.

INVEST $25 OR MORE

campaign may contain forward-looking statements and information relating to the company, its

11:53

View Owner's Story

WHY US?

"Root'd promises to obsess over making you the perfect supplement without sacrifice, and to do it every day. We believe this obsession, our industry knowledge, and our maturity to grow responsibly will lead to Root'ds success well into the future." -Adams Chimera, CEO

Investment Terms

Funding Goal:	$25,000 - $107,000
Valuation Cap:	$10,000,000
Discount:	80%
Offering Type:	Reg CF

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- Product Dev. (6%)
- Miventure Fee (7%)
- Operations (8%)
- Hiring (9%)
- Inventory (32%)
- Marketing (38%)

Meet The Team



Adams Chimera
Founder & CEO

Adams has 20 years experience in the consumer packaged goods industry (CPG) from cart attendant at 15 years old to Sr. Director @ Clorox where he led their FDM Supplement team. He developed the go to market strategy leading to 550% growth over 4 years and establishing distribution of 3 supplement brands into EVERY major retailer in the US. Adams leads the Root'd Strategy and day-to-day operations.

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$25,000
Breakdown

- Product Dev. (6%)
- Miventure Fee (7%)
- Operations (8%)
- Hiring (9%)
- Inventory (32%)
- Marketing (38%)

Meet The Team



Adams Chimera
Founder & CEO

Adams has 20 years experience in the

INVEST $25 OR MORE

Director @ Clorox where he led their FDM

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View Business Plan

Highlights

- March 2020 - Achieved strong mixability, with good flavor, no grit, and good mouth feel in our product
- July 2020 - Coast to Coast in all 350+ Sprouts Farmers Markets
- February 2021 - Exceed $30,000 in monthly revenue, right before our 1st birthday
- March 2021 - Approved as a Whole Foods Vendor and invited to label review for their October '21 reset
- April 2021 - Launching our first pivot, with consumer-driven upgrades to our formulas, packaging, and flavorings

Use of Funds Raised

The company will use the funds to expand their

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inventory, operations and product development.

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$0 of $25,000

0% of goal raised

0 investors

120 Days Left to Invest

What We Do

Root'd is the world's first-ever sparkling multivitamin drink mix giving supplement users a long overdue third option to the gummy and pill-dominated supplement market. Due to its innovative powder form, Root'd gives you a true MULTI with MORE than just the handful of nutrients that pills or gummies can deliver. Root'd boosts your daily routine by infusing the 25 essential vitamins & minerals our bodies need every day with digestive probiotics, energizing organic greens & beets, PLUS hydrating electrolytes into one amazing sugar-free drink mix.

Root'd is formulated to help keep you, at your best you! Our mission is to help people + planet get healthier, so we obsess over the perfect

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new trees plus 1% to ocean to help remove plastic.

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Invest now and get in on the groundfloor with
Root'd™
SPARKLING VITAMIN MIX
6 of 6

Root'd

Vitamin Drink

$25,000

Funding Goal

Health & Wellness | Eco-friendly | Revenue Generating | In Stores Now | 120 Days Left

Funding Status

All investors get a full refund if $25,000 is not reached when the time to invest expires.

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0% of goal raised